SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	Meng Ding To Call Writer Directly +852 2509 7858 meng.ding@sidley.com

September 18, 2023

CONFIDENTIAL

Joseph Kempf

Kathryn Jacobson

Matthew Crispino

Jan Woo

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IMMRSIV Inc
Amendment No. 3 to Registration Statement on Form F-1
Filed September 1, 2023
File No. 333-269055

Dear Mr. Kempf, Ms. Jacobson, Mr. Crispino and Ms. Woo,

On behalf of our client, IMMRSIV Inc (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 15, 2023 regarding the Company’s Amendment No. 3 to the Registration Statement on Form F-1 publicly filed on September 1, 2023 (the “Amendment No. 3 to the Registration Statement on Form F-1”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Amendment No. 4 to the Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement on Form F-1 to address the comments, and by providing an explanation if the Company has not so revised the Amendment No. 3 to the Registration Statement on Form F-1. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 4 to the Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*,

Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*

Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K.,

Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counsel

Amendment No. 3 to Form F-1 filed September 1, 2023

Prospectus Summary, page 1

1.

Please revise your statement that a substantial part of your revenue is generated from providing eLearning content and consultancy services to the Ministry of Defence of the Singapore Government. Clarify that you did not generate significant revenue from the agencies of the Ministry of Defence of the Singapore government in 2022 and 2023 due to the expiration of a major contract in 2021.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 1 of the Amendment No. 4 to the Registration Statement.

Recent Development, page 5

2.

We note your disclosure regarding several purchase orders for your XR services, which resulted in a revenue increase and reduced losses for the six months ended June 30, 2023 as compared to the same period in 2022. To the extent available, please disclose your revenues and losses for the six months ended June 30, 2023 compared to the prior year period.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 5 of the Amendment No. 4 to the Registration Statement.

Risk Factors

We derived a significant portion of revenue from providing services..., page 13

3.	You disclose that 54.9% of your revenues in 2022 was derived from providing XR services to a financial institution and that you expect continued revenue from this customer in 2023. Given that you appear to be substantially reliant on this revenue source, please identify the customer. Further, provide the basis for your statement that you “expect to derive a substantial amount of revenue from...a local telecommunication service provider.” Clarify whether the purchase order from the customer is cancellable and quantify the amount of the purchase order to the extent material.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 13 and 82 of the Amendment No. 4 to the Registration Statement.

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss), page F-4

4.	Please present your expenses using a classification based on either their nature or their function, but not both. Refer to paragraphs 99-105 of IAS 1.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 10, 42, 54, F-4 and F-21 of the Amendment No. 4 to the Registration Statement.

Notes to the Consolidated Financial Statements

6. Trade and other Receivables, page F-17

5.	Please report Prepayments as a separate line item, instead of being included as a component of Trade and other Receivables. Refer to Rule 5-02(3) and (7) of Regulation SX.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 11, 43, F-3 and F-17 of the Amendment No. 4 to the Registration Statement.

25. Subsequent event, page F-27

6.	Please disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraphs 17-18 of IAS 10.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-27 of the Amendment No. 4 to the Registration Statement.

***

If you have any questions regarding the Amendment No. 4 to the Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Png Bee Hin, Chairman of the Board and Chief Executive Officer
Ahmed Mohidin, Partner, Paris, Kreit & Chiu CPA LLP
Fang Liu, Esq., Partner, VCL Law LLP